FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Peru Field Trip 2010 presentation.

Peru Field Trip September 2010 Where we stand in Exploration Today Marcos Mozetic Exploration Executive Director

Disclaimer
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© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in
Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about
Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s
Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol
YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

Three focal activity areas in E&P :
•
North of Africa: stable to increasing activity in development and production, but a strong decrease in the quality and quantity of areas offered, and some deterioration in economic terms.
•
Brazil: high concentration in development capex
and some immediate restrictions
in the access to short term targeted acreage
•
Gulf of Mexico deep water: transparent and constant acreage rotation.
Our starting position

We are currently active in Exploration in 25 countries.
Repsol Exploration Presence
Libya
Algeria
USA
Brazil
Spain
Venezuela
Morocco
Canada
Saudi
Arabia
Kazakhtan
Colombia
Peru
Bolivia
Cuba
Guyana
Surinam
e
S. Leone
Liberia
Eq.Guinea
Mauritania
Norway
T&T
Russia
Indonesia
Oman

Even though we are developing new plays
and are path-finding in several countries.
Exploration investments are focused in
key projects
60% of investments in
Repsol Exploration Presence
NORTH
AMERICA
NORTH
AMERICA
NORTH
AMERICA
NORTH
AMERICA
ALGERIA ALGERIA ALGERIA
LIBYA LIBYA BRAZIL
BRAZIL
NV WEST
AFRICA
2007 2008 2009 2010

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

Net Contingent Resources
Incorporation
YPF not included, Brazil according to D&M, rest by Repsol (August 2010)
Contingent Resources Base
37
127
446
662
738
809
0
100
200
300
400
500
600
700
800
900
2005 2006 2007 2008 2009 2010
The columns reflect the resources discovered per year remaining in our resource base. The remaining resource base totals 2.8 Bboe

9 WI Benchmarking – longer term track record

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

A Challenging Environment
Internal:
The increase in activity beginning in 2004/2005 requires a continuous renovation of our Portfolio
(we drill between 25 and 35 exploratory wells,
investigating an average of 4.5 Bboe per year)*
External:
Rising competition in our focal areas
which no longer allows us to rely on these
for medium to long term growth.
Fragmentation of blocks into ever smaller areas
resulting in the scarcity of multi
prospect blocks that justify continuous activity in a focalized geography.
In spite of the above, there are still many prospective areas, although in less accessible terrains, less proven and sometimes in more demanding subsurface conditions.
* 2.5BBOE in 2007, 6.5BBOE in 2008 y 5.2BBOE in 2009

A Challenging Environment
In proven mature areas, acreage on offer is getting smaller and more difficult to acquire.
Therefore a move to less recognized and
frequently more widespread opportunities was convenient. To warrant the same success achieved to date, we, as most companies are doing, promote activity in more Regions. We cannot lag too far behind, and we are supported by the fat that we have faired reasonably well in frontier areas (Perla, Anchois, Venus and not least the pre-salt)
The Exploration organization was set up to face an increase in activity in new ventures, look for additional acreage in two ways :
1.
The analysis of basins in longer range plans by the Geology Division and Regional
Studies Department, and
2.
The evaluation and capture of opportunities in the short term by the Regional
Management once sufficient in-house knowledge of a Basin is achieved.
This is the way in which the opening of West Africa, Alaska,
Canada, Norway and Indonesia was realized.
They all involved around
two years of study before the actual rights over a block were acquired.

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

DG Upstream Exploration
Growth by Regions and Centralized QA & Support
Exploration
M. Mozetic
Geophysics
F. Ortigosa
Geology
C.  Macellari
Expl. Portfolio
R. Campillo
Europe
& N. Africa
M. Torres
Middle East
& Casp.. CIS
M. Barrowman
Latin America
North
J. Murillas
North America
& Brazil
R. Camuffo
RoW
(Russia/F.E./E.A.)
M. Jones
W. Africa
& Cuba
D. Lluch
Special Projects
A. Pérez
A Competent International Staff growing to 400 G&G

15 Central and Regional Technical Hubs Libya Houston Río Madrid Caracas Regional Moscow Bogota G&G staff P.of Spain Norway (w/BD)Singapore/Djakarta Central Hubs Dubai Lima

Main goals of our team
Intensive and Extensive New Ventures efforts to maintain and increase exploration acreage.
Sustained drilling campaigns, achieving 25 to 35 wells per year.
Quality based processes to underpin success rate.
Balanced exposure to onshore and offshore drilling.
Extract value from our Geophysical (Kaleidoscope/Phoenix) and
Geological (Sherlock) research projects.

Balance with the drill bit
Our resource recovery was initiated with
an intensive drilling effort onshore. We
have since 2006 gained expertise in
offshore operations, accessing the then
perceived higher potential in deep waters,
but we also need to maintain a portfolio of
onshore drilling to leverage F&D costs
REPSOL Exploration 2005 - 2009
Onshore vs Offshore
0
5
10
15
20
25
30
35
40
2005 2006 2007 2008 2009
DGU  EXPLORATION WELLS  2005-2009

Progressive improvement in
subsurface picture
Inline 2828 – Repsol RTM PSDM
Best definition of salt
flamks
Smoothed – Improved
presalt imaging
Inline 2828 – XXX Contractor PSTM
Salt pull up – poor
pre salt imaging

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

20 Latin America North Region (LAN) Realize Extend new successful exploration concepts in the Caribbean Plate Profit from legacy folded belt knowhow

21 Latin Latin America North Region America North Region Southern Southern Peru Peru Example Example Distribution of Hydrocarbon Reserves by latitude (pre Kinteroni) Data from Data from from IHS IHS

22 Latin America North Region Latin America North Region New Tertiary Play in the Caribbean Our first post Perla steps, more to come

23 Frontier, but with sense Caribbean Analog NATUNA TERUMBU Caribbean analog

Latin
Latin
America North Region
America North Region
Near term activity
During the next 12/24 months we expect to perform:
3D exploration seismic in Venezuela (Cardon IV)
Drill 1 exploratory well contingent to above 3D
Drilling Jaguar in Guyana
2 exploratory wells in Block 57 (Peru)
2D seismic in Block 39 (Peru) and 1 additional contingent exploratory well
Exploratory well in new block (Peru, block entry pending Government approval)
Complete seismic in block 76 to define drilling locations
Initiate operations in Offshore Colombia (Cayos)
Drill 1 onshore well in Colombia + 2 Oxycol wells
3D Seismic in T&T
Drill 2 significant Sub-Andean exploratory wells in Bolivia and appraise recently announced Rio Grande deep discovery

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

North America & Brazil Region (NAB)
North America Exploration
Short term drilling of own
inventory, increasing inventory and
gradually exporting to onshore
exploration concepts while onshore
seismic image vividly improves
Maturing ideas
Defining prospects
Other operators’ moves
Additional acreage acquisition in
NW Canada offshore, completing
regional studies and maturing
concepts in Greenland and
Atlantic basins
Chukchi
Beaufort

North America & Brazil Region
Brazil Exploration
Our long term growth in
Brazil is based on
maintaining a position in
the Campos/Santos presalt
with Petrobrás, acquiring in
the future rounds acreage
positions around our
prospects and discoveries
and pursuing Atlantic
passive margin plays when
analogous to the ones we
generated in West Africa.

North America & Brazil Region
Near term activity
During the next 12/24 months we expect to perform:
Recommence drilling of Buckskin appraisal as soon as allowed
Drill 2/3 wells in 2010/2011 in GoM with Drillmax and 2 non-operated subsalts
Drill minimum 2 subsalt wells onshore US
Complete prospect definition for NE Canada
Continue drilling Brazilian inventory
Beaufort 3D for pre-drill definition

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

We are entering the
Western African presalt
play
Acreage acquisition in
oblique basins in West
Africa
Increasing our
acreage in the
offshore Morocco
play
West Africa & Cuba Region (WAC)
West Africa Exploration

West Africa & Cuba Region (WAC)
Near term activity
During the next 12/24 months we expect to perform:
Just acquired and acquiring additional seismic in the Moroccan offshore play
Drill 1 to 2 wells in 2011 in Morocco
Define prospect in frontier Mauritania (Total is drilling in adjacent block)
Complete negotiations on new acreage in Sierra Leone and
Liberia
Drill in Sierra Leone and Liberia 2010/2011
Drill in Cuba in 2011 (1 to 2 wells)

32 Common technical issues for LAN, NAB & WAC Regions

33 Common technical issues for LAN, NAB & WAC Regions Re export presalt concept from Brazil to Congo, Gabon. DRC and Angola Export oblique basin concepts from Ghana/Sierra Leona to Brazil & “Guyanas”

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

Europe & North Africa Region (ENA)
With the opening of Norway, we are now exposed to
the whole European Northern Atlantic Margin, which
fits technically very well with our long term moves
towards the Arctic in the conjugate margin (NAB
Region in NE Canada & Greenland).
Exploration together
with Business
Development is
evaluating the shale
gas situation en Europe
We remain interested in any opportunity with viable terms in Libya/Algeria, and we are currently trying to position ourselves in the extension of
Libyan/Tunisian/Egyptian offshore plays farther to the West
We would move into new countries if
we could aggregate enough
materiality. This has been the case of
the Black Sea, where we failed to
capture the blocks in the Romanian
round (lost against Exxon and Lukoil)
after a couple of years of screening,
but as a consequence other
opportunities have cropped out.

Europe North Africa (ENA)
Near term activity
During the next 12/24 months we expect to perform:
Finish massive 3D acquisition in NC115 & NC186
Recommence onshore drilling in NC115 & NC186 (we estimate
up to 10 exploration wells to be drilled in the period)
1 well in NC 137
Continue exploration in package 1 when renegotiation is
complete
Participate in up to 3 non operated wells in Norway
Drill 1 to 2 wells in offshore Spain
With the reprocessing of the existing 3D, commence operated
drilling in Algeria NE Illizi Block

Middle East and Caspian CIS Region
(MECC)
We will be testing a new concept in
Oman which could expand into more
opportunities. Our New Ventures
group is currently working in
additional opportunities in the area.
New play in Oman

Middle East & Caspian CIS (MECC)
Near term activity
During the next 12/24 months we expect to perform:
Drill first non-operated well in Block 47 (Oman)
Define fourth location in Saudi Arabia
Drill 1 well in Kazakhstan

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

40 Exploration Rest of World One hemisphere, two focus countries: Indonesia & Russia

Entry into Indonesia
Our motivation to enter
Indonesia is the existence
of unproven offshore
basins with abundant
indications of active
petroleum systems in the
complex plate interfaces
in Western Indonesia.
Some concepts if proven
could be extrapolated to
Papua New Guinea

Russia
Our presence in Russia is long term. We are advancing prudently, and ready to
“break the code” of acreage acquisition. We cannot do this alone and we are relying on current operators to lead the process. We are targeting pure exploration in limited basins and medium potential blocks to stand inside the non-strategic size.

Rest of World (RoW)
Near term activity
During the next 12/24 months we expect to perform:
Drill first well in Seram (Indonesia)
Complete seismic acquisition in current 5 blocks (2 blocks pending
Indonesian Government approval)
2 additional blocks have been negotiated directly with Migas but may be included in next Indonesian Round
Will shoot first ever seismic in Russia and plan to drill prior to IV-
2012.

Our challenge ahead
Latin America North
Our current activity
West Africa & Cuba
Our Plan
Europe & North Africa
North America & Brazil
We continue to deliver
RoW (Russia/E,Africa/Far East)
What to expect
Agenda

Our future delivery
Our future delivery is based on an efficient replacement of exploration acreage. For this we have a qualified team and a flexible and agile management committed to organic growth
We have an adequate geographical deployment to capture
opportunities globally
We maintain our target of generating an average of 30 drillable prospects per year
We plan to continue with our goal to find around 300 million barrels of
WI contingent resources per year, and gradually increase the target as we improve our reserves replacement

Peru Field Trip September 2010 Where we stand in Exploration Today Marcos Mozetic Exploration Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 8th, 2010	By:	/s/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director